Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

NVR, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-29241 and 333-82756) on Form S-8 of NVR, Inc. of our report dated June 27, 2014, with respect to the statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2013 and 2012, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013 and the related supplemental schedule, Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 11-K of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies.

/s/ KPMG LLP

McLean, Virginia June 27, 2014